WindHarvest
INTERNATIONAL

Wind Harvest Offering
Description and Flow Chart

1. Wind Harvest Pilot Project Inc, a wholly owned subsidiary of Wind Harvest (WHPP), is raising up to a total of $3 million on the Wefunder platform through this offering under Regulation Crowdfunding and Rule 506(c).

2. You invest by loaning money to WHPP. WHPP pays you 8% or 10% interest annually on your promissory note.

3. Wind Harvest provides you with a guaranty that annual payments will be made and your loan will be paid in full before Dec. 31, 2027.

4. WHPP lends 90+% of what it raises from you to Wind Harvest so Wind Harvest can commercialize its Wind Harvester turbines. Wefunder receives 7.5% of the first $1.07 million raised. The remaining goes to taxes and administration.

5. With the loans from WHPP, Wind Harvest pays its suppliers to produce and install Wind Harvester v3.1 and v3.2 at the Nordic Folkecenter testing site in Denmark. The turbines and the energy they produce become collateral for the loans. This provides further protection to WHPP noteholders because it helps ensure that WHPP will be able to pay investors. (See item 6 below.)

6. WHPP uses the interest and principal payments from Wind Harvest to have Wefunder send you the 8% or 10% interest you earned each year, starting on Dec. 31, 2020.

7. For each $1 that investors in this offering loan to WHPP, Wind Harvest gives WHPP ~6.4 warrants with an exercise price of $.01 per share. A total of 24.5 million shares have been authorized by Wind Harvest shareholders to reward regular and lead investors in this offering.

8. As different liquidity events occur (e.g. an IPO), WHPP will exercise some or all of the warrants, sell those shares and divide the resulting profits on a pro-rata basis between you and other noteholders. If those shares sell for the projected $9.00 per share in 2026, then you could earn a 50X+ return on your original investment.

WindHarvest INTERNATIONAL

Wind Harvest Sales and Valuation Projections (in millions of U.S dollars)								
Year	2012	2021	2022	2023	2024	2025	2026	2027
Turbine Sales	0	0	$5.5	$35	$163	$878	$2,242	$6,197
Net Income		($2.1)	($3.9)	$1.6	$15.6	$97	$208	$569
Capital raised	$8	$3	$40	$0	$150	$0	$0	$0
Valuation	$8	$8	$50	$75	$250	$852	$2,040	$5,622
Share price	$0.05		$0.18	$0.25	$0.40	$1.36	$3.26	$9.00

Flow Chart of Money and Warrants between Investors, Wind Harvest Pilot Project, and Wind Harvest International

Updated: September 2020

WindHarvest INTERNATIONAL



Investors through Wefunder platform
Reg CF investors loan $1.07M 506c investors loan $1.93M
WHPP investors receive 8 or 10% in loan interest annually
WHPP investors receive profit from sale of Wind Harvest shares
Wefunder
Wefunder receives up to $80k from WHPP for offering platform services
Wind Harvest Pilot Project
Wind Harvest provides 7 warrants per $1 invested at an exercise price of $0.01 each
WHPP makes loan to Wind Harvest that is secured by collateral
Wind Harvest makes annual interest payments on WHPP loan
WHPP sells first tranche of shares of Wind Harvest stock issued under warrants, possibly in Series B round
Wind Harvest International
Wind Harvest buys turbines that becomes collateral for loan from WHPP
Wind Harvest spends loan from WHPP per budget
Series B investors invest $30-50M upon completion of TRL 7 & 8
Wind Harvest Series B Investors